For Immediate Release

MDS Inc. signs global technology outsourcing agreement with IBM

Markham, ON, Sept. 30th, 2003 -- MDS Inc. (TSX: MDS; NYSE: MDZ) and IBM Canada Ltd. announced today that they have signed a seven-year global technology services outsourcing agreement. The projected $265-million agreement includes PCs, servers, helpdesk and network outsourcing.

This agreement is a key component of MDS's strategic initiative to change the way the company does business, enabling it to build a common platform that will allow it to integrate future acquisitions faster and at a lower cost. This will also allow MDS to move to a more robust, higher quality infrastructure that will serve the needs of its customers as the company grows.

"By outsourcing services such as IT, we can concentrate our resources on our clients and growth opportunities in our international healthcare markets" said Alan Torrie, Executive Vice President, Global Markets and Technology from MDS Inc. "We chose IBM to help us achieve this because not only do they provide the global resources we require, but they understand our business, our people and our values."

"IBM has both the deep business insight and technology innovation needed to understand the industry-specific needs of MDS in order to help them transform their businesses," said Greg Gulyas, Vice President Sales and Marketing for IBM Global Services, Canada. "With our leadership in outsourcing and our proven expertise in health care and life sciences, we will be able to provide MDS with the services it needs to grow, and enable it to concentrate on its core business."

As a result of this agreement, 78 MDS employees will be transitioning to IBM in North America.

About MDS

MDS Inc. (TSX: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs nearly 11,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

About IBM

IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com.

For More Information

IBM Canada
Leslie Plant
905.316.6275
Laplant@ca.ibm.com

MDS Inc.
Media
Mike Nethercott
416.675.6777 ext. 4656
MNethercott@mdsintl.com

MDS Inc.
Investor Relations
Sharon Mathers
416-213-4721
smathers@mdsintl.com